LEADINGBRANDS™

Q1 2012

Leading Brands, Inc.

First Quarter Report

Period Ended May 31, 2012

Note: The financial statements accompanying this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

Q1 net income was $411,000 or $0.13 per share ($0.12 fully diluted) versus net income of $448,000 or $0.13 per share in the same quarter of fiscal 2011. Q1 net income before stock based compensation (SBC) was $457,000 or $0.14 per share ($0.13 fully diluted) versus $617,000 or $0.18 per share ($0.17 fully diluted) in the same quarter last year.

Q1 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $796,000 or $0.25 per share ($0.23 fully diluted) versus $1,031,000 or $0.29 per share ($0.28 fully diluted) during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1 2012	Q1 2011
Net Income	$411,000	$448,000
Add back SBC	46,000	169,000
Net income before SBC	$457,000	$617,000

Non-GAAP Net Income per share before SBC are determined as follows:

	Q1 2012	Q1 2011
Net Income	$0.13	$0.13
Add back SBC	0.01	0.05
Net income before SBC	$0.14	$0.18

Pro-forma results for EBITDAS are determined as follows:

	Q1 2012	Q1 2011
Net Income	$411,000	$448,000
Add back:
Interest	3,000	25,000
Depreciation and Amortization	158,000	167,000
Non-cash stock based compensation	46,000	169,000
Non-cash income tax expense	178,000	222,000
Total Add Backs	385,000	583,000
EBITDAS	$796,000	$1,031,000

EBITDAS per share reconciles to earnings as follows:

	Q1 2012	Q1 2011
Net Income per share	$0.13	$0.13
Add back:
Interest	0.00	0.01
Depreciation and Amortization	0.05	0.04
Non-cash stock based compensation	0.01	0.05
Non-cash income tax expense	0.06	0.06
EBITDAS per share	$0.25	$0.29

Gross profit margin for the quarter was 40.2%, virtually the same as Q1 last year.

Gross revenue for Q1 was $4,940,000, versus $5,345,000 last year. The decline in revenues is principally due to wetter than average weather conditions in the Company’s principal markets during Q1, a change in package size of a key brand in the quarter and a shortening of co-pack order lead times in advance of the key summer selling season.

Discounts, rebates and slotting fees were $276,000 in Q1, down from $340,000 in Q1 of the prior year. SG&A expenses were $1,081,000 in Q1 of fiscal 2012, versus $1,208,000 in the previous year.

As at the end of Q1 the Company had cash on hand net of non-trade obligations of $1,010,000.

Subsequent to Q1 the Company repurchased 259,854 shares of its common stock at a price of US$4.10 per share under its prviously announced Dutch Auction tender offer. As this date the Company has outstanding 2,975,914 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program, which has US$588,990 remaining authorized under it, as soon as it is legally able to.

Annual General Meeting

The Company’s Annual General Meeting was held on July 11, 2012. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed to shareholders, were passed with significantly greater percentage than required. Steve Fane and Tom Gaglardi were re-elected as directors of the Company, each for a three year term.

Leading Brands, Inc • Q1 REPORT	1

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

• business objectives, goals and strategic plans;
• operating strategies;
• expected future revenues, earnings and margins;
• anticipated operating, selling and general and administrative costs;
• availability of raw materials, including water, sugar, cardboard and closures and flavoring;
• effects of seasonality on demand for our products;
• anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
• our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012 and thereafter;
• anticipated capital expenditures; and
• anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q1 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three months ended May 31, 2012

July 11, 2012

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2012 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in that currency.

Non-GAAP Measures

In addition to GAAP measures, Leading Brands uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2012 and are available in the February 29, 2012 annual Management’s Discussion and Analysis.

Disclosure of Outstanding Share Data

At May 31, 2012, the Company had 3,235,768 issued and outstanding common shares excluding the 900 held in treasury; 976,433 issued and outstanding stock options, of which 915,656 were vested; and 363,400 issued and outstanding common share purchase warrants.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

During the three months ended May 31, 2012, the Company held its margin percentage at 40.2% . This is consistent with the 40.3% margin percentage realized in the comparative three months ended May 31, 2011, and greater than the 38.7% margin percentage realized for the year-ended February 29, 2012.

For the three months ended May 31, 2012, the Company reported gross sales of $4.9 million and net income of $411,479 as compared to gross sales of $5.3 million and net income of $448,061 in the corresponding quarter of the prior year. The decrease in net income is attributable to lower sales volumes over the comparative period.

Selling, general, and administrative expenses for the three months ended May 31, 2012 decreased $126,086 over the prior comparative period. This favourable variance is the result of a reduction in stock-based compensation realized in the three months ended May 31, 2012 ($46,011) in comparison to the prior year comparative period ($168,642).

Leading Brands, Inc • Q1 REPORT	3

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	May 31, 2012	May 31, 2011	Change

Manufactured Products	$4,690,506	$5,115,921	$(425,415)
Purchased Products	249,432	229,548	19,884
Total Gross Revenue	$4,939,938	$5,345,469	$(405,531)
Discounts, Allowances and Rebates	(275,827)	(339,542)	63,715
Net Revenue	$4,664,111	$5,005,927	$(341,816)

Gross revenue for the quarter ended May 31, 2012 was $4,939,938 compared to $5,345,469 for the same period of the previous year, representing a decrease of $405,531 or 7.6% .

This decrease is principally due to wetter than average weather in the Company’s principal markets in the period and a timing difference in sales due to a change in branded product sizing and co-pack customer product lead times.

Discounts, rebates and slotting fees for the quarter ended May 31, 2012 decreased $63,714 compared to the same period of the prior year as a result of the discontinuation of a licensed brand in Q1 2011, as well as lower discounts on the Company’s branded beverages during the period.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2012	May 31, 2011	Change
Manufactured Products	$2,583,588	$2,781,178	$(197,590)
Purchased Products	208,451	205,671	2,780
Total	$2,787,039	$2,986,849	$(199,810)

Cost of sales for the quarter ended May 31, 2012 were $2,787,039 compared to $2,986,849 for the same period of the previous year, representing a decrease of $199,810 or 6.7% . The decrease was the direct result of lower sales volumes.

MARGIN

	Quarter ended	Quarter ended
Margin	May 31, 2012	May 31, 2011	Change
Manufactured Products	$1,864,145	$2,007,085	$(142,940)
Purchased Products	12,926	11,993	933
Total	$1,877,071	$2,019,078	$(142,007)
Margin Percentage	40.2%	40.3%	(0.1% )

Margin for the quarter ended May 31, 2012 of $1,877,071 is consistent with the margin of $2,019,078 for the same quarter of the previous year. The margin percentage of 40.2% on the quarter ended May 31, 2012 represents a decrease in margin percentage of 0.1% over the prior comparative year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administration expenses decreased by $126,086 (10.4%) from $1,207,564 in the same quarter of the prior year to $1,081,478 in the quarter ended May 31, 2012. This increase is primarily due to a $122,631 decrease in stock based compensation expense over the prior comparative period.

4	Q1 REPORT • Leading Brands, Inc

Summary of Quarterly Results

	MAY 31 (Q1)		FEBRUARY 29 / 28 (Q4)		NOVEMBER 30 (Q3)		AUGUST 31 (Q2)
	2012	2011	2012	2011	2011	2010	2011	2010
Net sales / operating revenue	$4,664,111	$5,005,927	$3,692,886	$3,858,181	$4,234,504	$4,047,859	$5,470,735	$5,866,609
Net income (loss)	$411,479	$448,061	$211,682	$12,232	$245,126	$46,588	$645,989	$(549,072)
Net income (loss) per share	$0.13	$0.13	$0.07	$0.00	$0.07	$0.01	$0.19	$(0.14)
Net income (loss) per share, diluted	$0.12	$0.12	$0.07	$0.00	$0.07	$0.01	$0.18	$(0.14)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income Before Stock Based Compensation Expense is as follows:

	MAY 31 (Q1)		FEBRUARY 29 / 28 (Q4)		NOVEMBER 30 (Q3)		AUGUST 31 (Q2)
	2012	2011	2012	2011	2011	2010	2011	2010
Net income (loss)	$411,479	$448,061	$211,682	$12,232	$245,126	$46,588	$645,989	$(549,072)
Stock based compensation	46,011	168,642	414,822	218,450	26,381	205,539	64,419	1,181,098
Net income (loss) before stock based compensation expense	$457,490	$615,241	$626,504	$230,682	$271,507	$252,127	$710,408	$632,026

Prior comparative figures have been adjusted for the change in generally accepted accounting principles in Note 17 of the annual financial statements for the year-ended February 29, 2012.

Other Information

	QUARTER ENDED
	MAY 31
EBITDAS	2012	2011
Net income	$411,479	$448,061
Add back:
Interest, net	2,607	25,287
Depreciation and amortization	158,498	167,180
Stock based compensation expense	46,011	168,642
Income taxes	178,390	221,531
EBITDAS	$796,985	$1,030,701

Margin
Net revenue	$4,664,111	$5,005,927
Less: Cost of Sales	(2,787,039)	(2,986,849)
Margin	$1,877,072	$2,019,078
Margin % of Net Revenue	40.2%	40.3%

Leading Brands, Inc • Q1 REPORT	5

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	May 31, 2012	May 31, 2011	Change
Operating activities	$518,034	$271,050	$246,984
Investing activities	$(185,043)	$(244,454)	$59,411
Financing activities	$(36,165)	$(424,391)	$388,226

During the quarter, cash generated from operating activities increased by $246,984 compared to the same period of the prior year. This increase is largely the result of inventory balances on hand versus the comparative period, offset by the increase in accounts receivable due to timing of payments around quarter-end. Whereas the inventory balance increased in Q1 2011 in preparation of increased seasonal sales, the Company had sufficient inventory on hand beginning Q1 2012 such that fewer expenditures were required for inventory. As at Q1 2012, accounts receivable had increased as a result of timing of payments that were largely collected subsequent to quarter-end.

The decrease in cash utilized for investing activities is the result of fewer ongoing capital projects in the quarter resulting in fewer capital expenditures. During the quarter the company invested $185,043 in Property, Plant and Equipment compared to $244,454 in the first quarter of 2011.

Cash utilized for financing activities was $36,165 during the quarter, representing a decrease of cash utilized for financing activities of $388,226 compared to the same quarter in 2011. The decrease is primarily the result of greater share repurchases in the earlier period. With the tender offer announced in May 2012, the Company could not concurrently continue with its share repurchase program. Additionally, the Company made early repayments on its outstanding debt in the prior fiscal year such that the quarterly debt repayment balance has decreased significantly over the prior comparative period.

Liquidity and Capital Resources

As at May 31, 2012, the Company had total net working capital of $2,036,543 as compared to total net working capital of $1,429,323 at the year-ended February 29, 2012.

In addition, at May 31, 2012 the Company had $730,000 available under its revolving line of credit (limit of $3,500,000 subject to eligible collateral). At May 31, 2012 this credit facility was unutilized.

Considering the positive net working capital position, including the cash and cash equivalents on hand at May 31, 2012 available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud.

6	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)	May 31,	February 29,
(EXPRESSED IN CANADIAN DOLLARS)	2012	2012

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,486,346	$1,189,539
Accounts receivable	1,248,694	722,387
Inventory (Note 2)	1,163,745	1,281,653
Prepaid expenses and deposits (Note 3)	218,121	173,650
Other assets	129,004	77,256
	4,245,910	3,444,485

Property, plant and equipment	8,830,389	8,821,967
Deferred tax assets	2,536,237	2,714,627
	$15,612,536	$14,981,079

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$2,054,339	$1,855,819
Current portion of long-term debt (Note 4)	136,927	134,852
Lease inducement	18,101	24,491
	2,209,367	2,015,162

Long-term debt (Note 4)	183,354	218,374
Derivative liability - non-employee stock options (Note 5)	281,146	263,143
	$2,673,867	$2,496,679

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	$36,678,050	$36,678,050
Treasury stock	(3,221)	-
Additional paid-in capital	15,861,887	15,815,876
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(40,175,963)	(40,587,442)
	12,938,669	12,484,400
	$15,612,536	$14,981,079

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q1 REPORT	7

Leading Brands, Inc.
Interim Consolidated Statement of Income and Comprehensive Income

(UNAUDITED)	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31
	2012	2011

Gross revenue	$4,939,938	$5,345,469
Less: Discounts, rebates and slotting fees	(275,827)	(339,542)
Net revenue	4,664,111	5,005,927

Cost of sales	2,787,039	2,986,849
Selling, general and administrative expenses	1,081,478	1,207,564
Depreciation of property, plant and equipment	158,498	167,180
Change in fair value of derivative liability (Note 5)	18,003	(54,820)
Interest expense	5,243	29,150
Loss on disposal of assets	18,140	8,719
Interest income	(2,636)	(3,863)
Foreign exchange loss (gain)	8,477	(4,444)
	4,074,242	4,336,335

Income before income taxes	589,869	669,592

Income tax provision	178,390	221,531

Net income and comprehensive income	$411,479	$448,061

Basic income per share	$0.13	$0.13
Weighted average numbers of shares - basic	3,236,668	3,537,216

Diluted income per share	$0.12	$0.12
Weighted average number of shares - diluted	3,509,326	3,701,371

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

8	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Changes in Shareholders’ Equity

(UNAUDITED)	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31, 2012
	Shares	Amount

Common Shares
Beginning of period	3,236,668	$36,678,050
Shares cancelled during period	-	-
	3,236,668	36,678,050
Treasury Stock
Beginning of period		-
Shares repurchased during the period		(3,221)
Shares cancelled during the period		-
		(3,221)
Additional Paid-In Capital
Begining of period		15,815,876
Shares cancelled during the period		-
Stock-based compensation on issued options		46,011
		15,861,887
Accumulated Deficit
Beginning of period		(40,587,442)
Net income		411,479
		(40,175,963)
Accumulated Other Comprehensive Income
Beginning of period		577,916
Foreign exchange translation		-
		577,916

Total Shareholders’ Equity		$12,938,670

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q1 REPORT	9

Leading Brands, Inc.
Interim Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31
	2012	2011
Cash provided by (used in)
OPERATING ACTIVITIES
Net income	$411,479	$448,061
Items not involving cash
Depreciation of property, plant and equipment	158,498	167,180
Amortization of leasehold inducement	(6,390)	(6,390)
Loss on disposal of assets	18,140	8,719
Stock based compensation	46,011	168,642
Deferred income tax provision	178,390	221,531
Change in derivative liability (Note 5)	18,003	(54,820)
Changes in non-cash working capital (Note 8)	(306,097)	(681,873)
	518,034	271,050

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(185,061)	(244,454)
	(185,061)	(244,454)

FINANCING ACTIVITIES
Repurchase of common shares	(3,221)	(323,602)
Repayment of long-term debt	(32,945)	(100,789)
	(36,166)	(424,391)

Increase (decrease) in cash and cash equivalents	296,807	(397,795)

Cash and cash equivalents, beginning of period	1,189,539	1,870,600
Cash and cash equivalents, end of period	$1,486,346	$1,472,805

SUPPLEMENTAL INFORMATION
Interest paid	$5,243	$30,287
Interest received	$2,636	$3,863

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to the Interim Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING PRINCIPLES

Nature of Operations

Leading Brands Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded and licensed brands. The Company also bottles beverages for third parties unde-contract.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited financial statements for the year ended February 29, 2012.

Interim Financial reporting

These unaudited interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 29, 2012. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results.

2. INVENTORY

	May 31,	February 29,
	2012	2012
Finished goods	$503,770	$610,421
Raw Materials	659,975	671,232
	$1,163,745	$1,281,053

3. PREPAID EXPENSES AND DEPOSITS

	May 31,	February 29,
	2012	2012
Slotting fees	$30,208	$29,354
Insurance premiums	31,135	61,459
Rental deposits and other	156,778	82,837
	$218,121	$173,650

4. LONG-TERM DEBT

	May 31,	February 29,
	2012	2012

Capital lease, principal and interest repayable at $12,729 per month including interest at a five-year fixed rate of 6.125% per annum and maturing in September 2014	$320,281	$480,085

Less: current portion	(136,927)	(134,852)

	$183,354	$218,374

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at February 29, 2012, $730,000 of the facility was available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.75% to 2.25% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at May 31, 2012 and February 29, 2012.

5. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are granted, cancelled, forfeited, or exercised.

The change in derivative liability for non-employee options is summarized as follows:

	May 31,2012	May 31, 2011
Balance, beginning of the quarter	$263,143	$245,983
Fair value of options granted	-	-
Fair value of options exercised	-	-
Change in fair value of options	18,003	(54,820)
	$281,146	$191,163

Leading Brands, Inc • Q1 REPORT	11

6. SHARE CAPITAL

The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance at February 29, 2012	3,236,668	$36,678,050
Shares issued in the first quarter	-	-
Shares cancelled in the first quarter	-	-
Balance at May 31, 2012	3,236,668	$36,678,050

At May 31, 2012, 900 shares were held in treasury. The company intends to cancel these shares in the second quarter.

The Company’s issued and outstanding share purchase options balance as at May 31, 2012 is 976,433 options with a weighted average exercise price of US$3.05. Of these options, 915,656 have vested at a weighted average exercise price of US$3.00. No options were granted, cancelled, forfeited, or exercised in the period.

The Company’s issued and outstanding share purchase warrants as at May 31, 2012 total 363,400, each exercisable at a price of US$19.75 for one common share and all of the warrants expire on February 9, 2013. No warrants were granted, cancelled, forfeited, or exercised in the period.

7. RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		Three months ended
		May 31

		2012	2011

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000

ii)	Incurred professional service fees with a company related by a director in common	$132,000	$132,000

iii)	Incurred marketing consulting services with a company related by a director in common	$20,000	$19,300

iv)	Incurred consulting fees with a company related by an officer in common	$75,600	$64,800

v)	Incurred services from a company related by a director in common	$1,615	$3,948

8. CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended
	May 31, 2012	May 31, 2011
Accounts receivable, net	$(526,307)	$(419,968)
Inventory	117,908	(613,563)
Prepaid expenses and deposits	(96,219)	(2,917)
Accounts payable and accrued liabilities	198,521	354,575
	$(306,097)	$(681,873)

9. COMMITMENTS AND CONTINGENCIES

The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the lease are $316,891 to Feb 28, 2013, and $64,760 through to February 28, 2014.

The Company is party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

12	Q1 REPORT • Leading Brands, Inc

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial assets and financial liabilities as at May 31, 2012, measured at fair value on a recurring basis are summarized below:

	Quoted Prices in	Significant	Significant	Balance,
	Active Market	Observable Inputs	Unobservable Inputs	May 31,
	(Level 1)	(Level 2)	(Level 3)	2012
Cash and cash equivalents	$1,486,347	$-	$-	$1,486,347
Derivative Liability	-	-	(281,146)	(281,146)
	$1,486,347	$-	$(281,146)	$1,205,201

The Company’s financial assets and liabilities as at February 29, 2012, measured at fair value on a recurring basis are summarized below:

	Quoted Prices in	Significant	Significant	Balance,
	Active Market	Observable Inputs	Unobservable Inputs	February 29,
	(Level 1)	(Level 2)	(Level 3)	2012
Cash and cash equivalents	$1,189,539	$-	$-	$1,189,539
Derivative Liability	-	-	(263,143)	(263,143)
	$1,189,539	$-	$(263,143)	$926,396

The fair value of cash and cash equivalents approximates its carrying value.

The Black Scholes model is used in determining the fair value of the derivative liability for non-employee stock options.

11. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

12. SUBSEQUENT EVENTS

On June 25, 2012, the Company released the final results of its tender offer to repurchase outstanding common shares. In accordance with the terms and conditions of the tender offer, the Company accepted to purchase 259,854 of its common shares are a price of US$4.10 per share, for an aggregate cost of approximately $1,065,400, excluding fees and expenses relating to the tender offer.

As a result of the settlement of the tender offer, Leading Brands has approximately 2,975,914 common shares issued and outstanding, excluding 900 shares held in treasury.

Leading Brands, Inc • Q1 REPORT	13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

David Neely
VP of Innovation & Quality

Dave Read
Executive Vice-President

Dallyn Willis
Chief Financial Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200
www.LBIX.com

14	Q1 REPORT • Leading Brands, Inc